SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          POINTE FINANCIAL CORPORATION
                          ----------------------------
                                (Name of Issuer)


                              Class A Common Stock
                            -------------------------
                         (Title of Class of Securities)


                                   73084P 10 0
                                  -------------
                                 (CUSIP Number)

                                 Clarita Kassin
                          Pointe Financial Corporation
                              21845 Powerline Road
                            Boca Raton, Florida 33433
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   See Item 3
                        ---------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                Page 1 of 6 pages

CUSIP No.  73084P 10 0
--------------------------------------------------------------------------------
   1)    Name of Reporting Person; S.S. or I.R.S. Identification No. of
         Above Person

                  Clarita Kassin

--------------------------------------------------------------------------------
   2)    Check the Appropriate Box if a Member of a Group

     (b) [X] The Reporting Person disclaims membership in a group.

--------------------------------------------------------------------------------
   3)    SEC Use Only

--------------------------------------------------------------------------------

   4)    Source of Funds

          See Item 3.

--------------------------------------------------------------------------------

   5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------

   6)    Citizenship or Place of Organization
                  United States

--------------------------------------------------------------------------------

Number            7)   Sole Voting Power

of                     20,000
                  --------------------------------------------------------------
Shares
                  8)   Shared Voting Power
Beneficially
                       207,154
Owned             --------------------------------------------------------------

By                9)   Sole Dispositive Power

Each                   20,000
                  --------------------------------------------------------------
Reporting
                  10)  Shared Dispositive Power
Person
                       207,154
with
--------------------------------------------------------------------------------

                                Page 2 of 6 pages

   11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                  227,154

--------------------------------------------------------------------------------

   12)   Check if the Aggregate Amount in Row (11) excludes certain shares [X] *

--------------------------------------------------------------------------------

   13)   Percent of Class Represented by Amount in Row (11)

         11.7%

--------------------------------------------------------------------------------

   14)   Type of Reporting Person

                  IN

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                                Page 3 of 6 pages

Item 1.  Security and Issuer

         This Schedule 13D relates to shares of Common Stock of Pointe Financial Corporation (the "Corporation"), a Florida corporation and bank holding company, the principal subsidiary of which is Pointe Bank, a Florida banking corporation. The address of the Corporation's principal executive offices is 21845 Powerline Road, Boca Raton, Florida 33433.

Item 2.  Identity and Background

         This Schedule 13D is filed by the Reporting Person, a United States citizen, whose principal occupation is a retail jewelry store operator and Director of the Corporation and Pointe Bank.

         The Reporting Person during the last five years has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Person acquired direct and indirect beneficial ownership of shares of the Common Stock of Pointe Financial Corporation, upon the death of her husband, Roberto Kassin. The Reporting Person acquired direct beneficial ownership of 20,000 shares of Pointe Financial Corporation Common Stock, by gift from her father. No consideration was paid for the shares. The Reporting Person acquired indirect beneficial ownership of 194,004 shares of Common Stock, and options to purchase 13,150 shares of Common Stock, which are held, or are in the process of being transferred to, the Kassin Family Partnership, Ltd., as beneficiary of the estate of Roberto Kassin. The Reporting Person has succeeded her husband as President of the general partner of the Kassin Family Partnership, Ltd.

Item 4.  Purpose of Transaction

         See Item 3.


                                Page 4 of 6 pages

Item 5.  Interest in Securities of Issuer

         Set forth below is information relating to the beneficial ownership of Common Stock by the Reporting Person.

                                 Voting                       Dispositive
                                  Power                          Power                       Total
                         ------------------------       -----------------------           (Percent of
                         Sole           Shared           Sole          Shared         Shares Outstanding)
                         ----           ------           ----          -------        -------------------
Clarita Kassin          20,000        207,154(1)        20,000        207,154(1)              11.7%

---------------------------

(1) Includes 194,004 shares which are held by the Kassin Family Partnership, Ltd. Clarita Kassin has succeeded her husband as President of the general partner of the Kassin Family Partnership, Ltd.

         The Kassin Family Partnership, Ltd. is a Florida limited partnership. The Kassin Family Partnership, Ltd., during the last five years has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.


Item 7.  Material to Be Filed as Exhibits

         None.


                                Page 5 of 6 pages

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 01, 2001


                                       /s/ Clarita Kassin
                                       -----------------------------------------
                                       Clarita Kassin


                                Page 6 of 6 pages